

May 8, 2009

Mail Stop 7010

<u>Via U.S. Mail and Facsimile</u>

J. Kimo Esplin
Executive Vice President and Chief Financial Officer
Huntsman Corporation
500 Huntsman Way
Salt Lake City, Utah 84108

> **Re: Huntsman Corporation**
> **Form 10-K/A for Fiscal Year Ended December 31, 2008**
> **Filed on April 30, 2009**
> **File No. 001-32427**

Dear Mr. Esplin:

We have limited our review of your filing to those issues we have addressed in our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Executive Compensation, page 4

Elements of Compensation, page 9

Annual Incentive Awards, page 10

1. We note that the compensation committee has selected the *adjusted EBITDA* as the fundamental component among the various financial metrics used to determine and evaluate the annual incentive compensation. Please note that while you disclose that

the EBITDA gets adjusted on the same basis and factors as the adjusted EBITDA reported in your "fiscal-year-end earnings release", in accordance with Instruction 5 of Item 402(b) of Regulation S-K, your disclosure needs to identify how this measure was calculated from your audited financial statements. Please advise.

Long Term Compensation, page 11

2. We note minimal, if any, analysis as to how the ultimate level of annual equity awards were determined. For each named executive officer state the factors that were considered in deriving the awards reported in the table on page 12 and provide substantive analysis and insight into why the Compensation Committee determined that the levels of compensation were appropriate in light of the factors considered.

*   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, the undersigned at (202) 551-3397 if you have any questions regarding these comments.

Sincerely,

Jay E. Ingram
Legal Branch Chief